Helios Energía S.A.S. E.S.P. Borrower Investment Committee Memo Chester, USA July 18, 2024
This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Form Offering Circular.
All capitalized terms used herein have a meaning set forth in the Offering Circular.
Executive Summary

Helios Energía S.A.S. E.S.P. ("Helios") is a regulated public utility company in Colombia focused on delivering off-grid solar power to rural areas designated as Zonas No Interconectadas ("ZNI"). As of May 2025, Helios manages over 20,000 active, government-subsidized subscribers across 9 departments (states), operating under the SISFV (Sistema Individual Solar Fotovoltaico) framework, which offers fixed CAPEX and OPEX tariff reimbursements for qualifying power utility subscribers.

Energea is evaluating a long-term, secured credit facility of up to $100 million USD to support Helios's subscriber growth and stabilize working capital flows. The facility is structured as a phased loan, with disbursements issued as individual sub-loans-either Working Capital Advances or Engineering, Procurement, and Construction ("EPC") Advances-each bearing fixed interest rates and amortizing on a monthly basis. Repayment is split evenly between USD (15% fixed interest) and COP (18% fixed interest).

The facility is governed by a Loan Agreement dated January,  2025 (the "Loan Agreement") and made fully effective through Addendum No. 1 in June, 2025 ("Addendum No. 1"). All collections and repayments will be routed through a Colombian fiduciary Trust that centralizes revenue inflows and enforces the Company's senior repayment priority. The Company retains full control over Minimum Technical Requirements ("MTR"), loan compliance, and corporate governance matters, including step-in rights in the event of default, accounting configuration our appointed Chief Operations Officer.

The Investment Committee is asked to approve disbursements under the Loan, subject to ongoing Borrower compliance and covenant testing. Once authorized by this Investment Committee, future disbursements will not require additional authorization beyond those required to comply with the Loan Agreement.

1. Overview of the Borrower

Founded in 2016, Helios operates within Colombia's special electricity regime for non-interconnected zones, where traditional grid extension is not economically viable. Its operations are centered on deploying and maintaining stand-alone solar systems for residential use, with tariffs regulated under the SISFV framework. Existing subscribers, installed under public tenders, generate OPEX-based subsidies (where the government pays Helios for the cost of maintaining the projects plus a profit margin). However, new systems financed through private capital-such as through this facility-will entitle Helios to both OPEX and CAPEX (where the government reimburses Helios for the cost of installing a project) over a 15-year recovery period.

Helios maintains in-house capabilities for system design, deployment, billing, and post-installation maintenance. Field service, compliance monitoring, and customer management are coordinated using the company's proprietary SG Helios software platform. Operational coverage spans 19 municipalities across Colombia, including territories in the northern Caribbean, Amazon, and Pacific regions. The company is headquartered in Barranquilla, Atlántico.

Helios is jointly owned by five Colombian entities: Lumiere del Caribe S.A.S., Lux Kapital S.A.S., BJ Acciones S.A.S., Iconos S.A.S., and Inversiones Financieras de Colombia S.A.S. Each shareholder has pledged its equity under Colombia's Garantía Mobiliaria (non-possessory lien framework) in favor of the Company. As part of the Addendum No. 1, Helios appointed Juan Pablo Ballestas Juliao as its Chief Operations Officer with irrevocable power of attorney and full decision-making authority over all loan-related matters.

2. Loan Structure and Security

The Loan is structured to disburse Working Capital Advances and EPC Advances monthly, each documented as a standalone sub-loan with a 15-year term. EPC tranches benefit from a six-month interest-only period before monthly amortization begins. The facility remains open for disbursements during a four-year Borrowing Period, unless earlier terminated due to an Event of Default.

All sub-loans payments are calculated partially in USD and partially in COP, at fixed interest rates of 15 and 18 percent, respectively. If Moody's downgrades Colombia's long-term issuer rating to Ba1 or below-aligning with the BB+ speculative-grade ratings already assigned by Fitch and S&P-all future disbursements will shift to a 75% USD / 25% COP repayment profile to reduce currency exposure and sovereign risk.

Collateral includes equity pledges, registered liens over receivables and movable assets, and the right to all project-related revenue. Upon activation of the Trust, all collections from government subsidies and subscriber payments will be administered centrally and directed toward debt service with first-priority status in favor of the Company. The Trust Agreement, while a post-closing deliverable, is a condition for future disbursements.

Addendum No. 1 introduced enhanced enforcement provisions, including a three-month debt service reserve requirement funded from the first disbursement, a strict 1.4x minimum DSCR covenant calculated on actual cash inflows to the Trust, and technical eligibility standards through Energea's MTR policy. Any deviation from approved specifications without Energea Global's written consent constitutes a material breach.

Governance controls embedded in the agreement restrict the Borrower and its shareholders from altering bylaws or key corporate appointments without prior approval from Energea Global. Full lender step-in rights apply in the event of default or covenant violation.

3. Development Strategy and Key Partnerships

Helios focuses on developing SISFV-compliant solar electrification projects in priority regions designated under the national Plan Indicativo de Expansión de Cobertura ("PIEC"), which guides the Colombian government's off-grid electrification mandate. The company currently operates nearly 50 percent of all individual SISFV solar systems in the country and is frequently approached by government agencies, municipalities, and developers to assume operational control over underperforming or delegated portfolios.

The internal development process begins with community-level site characterization, followed by engagement with the Ministry of Mines and Energy ("MINMINAS"), the Institute for Planning and Promotion of Energy Solutions ("IPSE"), and local planning offices. Once regulatory approval is secured, Helios undertakes all project design, equipment specification, budgeting, and subsidy eligibility filings directly.

Construction is contracted to ESCO Energía S.A.S. under fixed-price arrangements, with Helios retaining direct control of environmental compliance and technical validation. Castelar S.A.S. and Fayad Lemaitre Legal provide regulatory and utility law counsel throughout project implementation. Cadence S.A.S. advises on financial structuring, DSCR modeling, and loan compliance documentation. All development decisions are tied to the long-term servicing of subscribers, registration in the SSPD's official registry (RUPS), and qualification under Colombia's public utility law.

Helios's stated objective is to scale to over 100,000 subscribers by 2030. This growth will come from both Company-backed Loans and plowing back organic revenue growth. The Loan Agreement restricts distributions of profit to the shareholders without consent from Energea Global.

4. Financial Overview

Helios's 2024 audited financials show a revenue base of COP 29.4 billion, with operating profit of COP 11.3 billion and net income of COP 4.2 billion. The company's EBITDA margin rose to 21.9 percent, up from 10.4 percent in 2023, and its net margin and return on equity stood at 14.4 percent and 17.3 percent, respectively.

While the company reported solid net earnings, it also experienced negative cash flow from operations of COP 8.5 billion, primarily due to growing government receivables and collection delays. Working capital was concentrated in accounts receivable totaling COP 33.6 billion, primarily subsidy-related. The year-end cash balance was COP 76 million, a decline from COP 3.2 billion the year prior.

The General Partner receives Monthly Financial Reports ("MFRs") from Helios and Financial Certificates that test cash-based DSCR compliance. The May 2025 MFR indicated improved collections relative to Q1 but showed aging subsidy receivables concentrated in departments such as La Guajira and Putumayo.

The company's statutory auditor issued an opinion on the 2024 financials and confirmed full compliance with tax obligations and Colombian public utility accounting under IFRS for SMEs (Normas Internacionales de Información Financiera para Pequeñas y Medianas Entidades).

5. Governance and Compliance

The governance structure mandated under Addendum No. 1 centers on the formal designation of Juan Pablo Ballestas Juliao as Operational Assigned Manager, with irrevocable POA authority over Loan performance, project decisions, and Trust-related activity. Shareholders are prohibited from altering governance structures or impairing the Company's rights without prior written consent.

As a public utility, Helios is regulated by the Superintendencia de Servicios Públicos Domiciliarios ("SSPD") and the Superintendence of Companies ("Supersociedades"), and must maintain active registration in the Registro Único de Prestadores de Servicios Públicos ("RUPS"). It is also subject to technical compliance under RETIE and must demonstrate adherence to service continuity, quality, and customer protection standards, including PQR (peticiones, quejas y reclamos) response performance.

Energea Global's reporting oversight is maintained through monthly MFRs, covenant compliance testing, and documentation aligned with Schedule 10 of the Loan Agreement. Once activated, the fiduciary trust will enforce all compliance requirements contractually and operationally.

6. Risk Assessment and Mitigation

The Company's exposure in this transaction is shaped by delays in subsidy disbursements, technical execution challenges in ZNI environments, and the Borrower's ability to maintain covenant compliance. Each of these risks is mitigated through layered legal and structural protections.

Sovereign payment risk is addressed through a three-month debt service reserve, and Helios is contractually required to pursue reimbursement enforcement through the Derecho de Petición and Tutela legal mechanisms if delays persist. Technical execution risk is mitigated by requiring MTR-compliant equipment, fixed-price EPC contracts, and documented construction plans. DSCR is tested monthly on a trailing 12-month basis, calculated solely on actual cash receipts to the Trust. Non-compliance suspends further disbursements until cured.

Governance and legal risks are addressed through irrevocable POA assignment, board restrictions, and enforceability of security rights. Regulatory risks are managed through legal counsel, statutory audits, and recurring filings with SSPD, MINMINAS, and Supersociedades.

7. Expected Impact

The Loan is expected to significantly expand Helios's ability to execute new solar deployments in Colombia's most underserved territories. By unlocking SISFV CAPEX reimbursements, the facility increases Helios's revenue per subscriber and enables long-term financial sustainability through amortizing cost recovery. It also accelerates the Borrower's transition from a legacy OPEX-only operator to a fully integrated developer, builder, and regulated utility investor under SISFV.

Helios's target of reaching 100,000 active subscribers by 2030 will be supported through both privately financed deployments and delegated roles in regional electrification projects. The resulting growth in monthly recoverable revenue is expected to improve debt service capacity, drive economies of scale in procurement, and reduce unit-level installation costs over time.

For the Company, this transaction offers secured exposure to government-backed cash flows under a legally defined regulatory regime. The government funding to pay Helios under these policies is visibly available in cash. The deal structure incorporates legal enforceability, reserve protections, and cash-based DSCR testing-all embedded in a fiduciary trust framework that provides first-priority repayment and step-in access in the event of default.

The investment also contributes to Energea's broader impact objectives by enabling electrification in indigenous and remote communities, notably under programs such as Energía Wayuu, while aligning with Colombia's national PIEC and SISFV expansion goals. The Loan strengthens Helios's governance, financial transparency, and institutional readiness for future refinancing or exit opportunities.

8. Approval

The Investment Committee is asked to approve the continued phased deployment of up to $100 million USD under the Helios Loan and Security Agreement, as amended and restated by Addendum No. 1. This approval supports monthly disbursements under the following conditions:

The Borrower must maintain compliance with all financial, technical, and reporting covenants, including the debt service reserve requirement and minimum 1.4x DSCR tested on a cash basis. No EPC Advance shall be made without Energea's written approval of system specifications in accordance with the MTR policy. Energea must also receive all required certifications through the Trust and validate that post-closing obligations-most notably Trust activation-have been fulfilled.

All rights to enforce step-in, control collateral, and restrict shareholder actions remain intact throughout the Borrowing Period. This approval authorizes continued disbursements at Energea's sole discretion, based on updated financial performance, Trust inflows, and Borrower covenant compliance.

Signatures:

________________________________ Mike Silvestrini Partner	________________________________ Arthur Issa Financial Analyst
________________________________ Juan Carvajales Senior Portfolio Manager	________________________________ Dave Rutty Director of Construction
________________________________ Isabella Mendonça General Counsel	________________________________ Francielle Assis HR & HSEC Legal Manager
________________________________ Julio Cezar dos Santos de Morais Electrical Engineer	________________________________ Paulo Vieira Director of Operations & Maintenance